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                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                     UNDER SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 21)


                         Food Technology Service, Inc.
                          (formerly Vindicator, Inc.)
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                                (Name of Issuer)

                         Common Shares, $0.01 Par Value
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                         (Title of Class of Securities)

                                   927341107
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                                 (CUSIP Number)

                            David L. Nicholds, Esq.
                  MDS Nordion, a division of MDS (Canada) Inc.
               (a successor of MDS Nordion Inc.) ("MDS Nordion")
                                 447 March Road
                        Ottawa, Ontario, Canada K2K 1X8
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  JUNE 4, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a pervious statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 13 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


CUSIP NO. 927341107                                           PAGE 1 OF 5 PAGES


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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

         MDS Nordion
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*.             (a) [ ]
                                                                        (b) [ ]

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3        SEC USE ONLY

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4        SOURCE OF FUNDS*

         WC & Affiliate
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e).                                    [ ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION.

         Ontario, Canada
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  NUMBER OF       7        SOLE VOTING POWER:
   SHARES
BENEFICIALLY      -------------------------------------------------------------
  OWNED BY        8        SHARED VOTING POWER:
    EACH                   5,447,422
  REPORTING       -------------------------------------------------------------
   PERSON         9        SOLE DISPOSITIVE POWER:
    WITH
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10       SHARED DISPOSITIVE POWER:

         5,447,422
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,447,422
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         45.4%
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14       TYPE OF REPORTING PERSON*

         CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                  SCHEDULE 13D


CUSIP NO. 927341107                                           PAGE 2 OF 5 PAGES


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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

         Laboratoires MDS Quebec Ltee
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*.             (a) [ ]
                                                                        (b) [ ]

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3        SEC USE ONLY

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4        SOURCE OF FUNDS*

         Affiliate
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e).                                    [ ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION.

         Quebec, Canada
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  NUMBER OF       7        SOLE VOTING POWER:
   SHARES
BENEFICIALLY      -------------------------------------------------------------
  OWNED BY        8        SHARED VOTING POWER:
    EACH                   5,447,422
  REPORTING       -------------------------------------------------------------
   PERSON         9        SOLE DISPOSITIVE POWER:
    WITH
-------------------------------------------------------------------------------
10       SHARED DISPOSITIVE POWER:

         5,447,422
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,447,422
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         45.4%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
-------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                  SCHEDULE 13D


CUSIP NO. 927341107                                           PAGE 3 OF 5 PAGES


-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

         MDS INC.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*.             (a) [ ]
                                                                        (b) [ ]

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         WC & Affiliate
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e).                                    [ ]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION.

         Ontario, Canada
-------------------------------------------------------------------------------
  NUMBER OF       7        SOLE VOTING POWER:
   SHARES
BENEFICIALLY      -------------------------------------------------------------
  OWNED BY        8        SHARED VOTING POWER:
    EACH                   5,447,422
  REPORTING       -------------------------------------------------------------
   PERSON         9        SOLE DISPOSITIVE POWER:
    WITH
-------------------------------------------------------------------------------
10       SHARED DISPOSITIVE POWER:

         5,447,422
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

         5,447,422
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         45.4%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
-------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1.  SECURITY AND ISSUER.

         Shares of Common Stock, $0.01 par value

         Food Technology Service, Inc.
         502 Prairie Mine Road
         Mulberry, Florida  33860   USA

Item 2.  IDENTITY AND BACKGROUND

         N/A

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         N/A

Item 4.  PURPOSE OF TRANSACTION

         Item 4 is hereby amended.

         As confirmed by letter Agreement dated May 18, 2000 (previously filed) Food Technology Service, Inc.'s ("FTSI") indebtedness to MDS Nordion ("Nordion") as at February 4, 2000 is in the amount of $963,194 (the "Debt"). The Debt is convertible into shares at the conversion rate of 70% of the closing price, on the last trade date, prior to the exercise of the conversion right. Additionally, such Letter Agreement provides that the right of conversion of interest on the Debt accruing from February 5, 2000 to January 1, 2001, into shares of FTSI, has been waived by Nordion. By letter Agreement dated November 20, 2000 and November 26, 2001, Nordion has extended its waiver of the right of conversion of interest accruing on outstanding FTSI indebtedness accruing from January 1, 2001 to January 1, 2003. The decrease in FTSI's share price has given rise to an increase in the number of shares, to which Nordion would be beneficially entitled if it exercised its right of conversion of the Debt. Since the 13D Amendment 20, filed with the SEC in May 2002, (which calculated the amount of beneficially owned shares based on the closing share price on May 8, 2002 i.e., 70% of $1.01 or $.7070) the closing share price of FTSI on June 4, 2002 decreased to $0.91. Seventy percent (70%) thereof corresponds to a conversion price of $.6370.

         At the close of business on June 4, 2002, Nordion beneficially owned 5,447,422 shares of stock, which constitutes approximately 45.4% of the outstanding shares of FTSI. The number of shares beneficially owned as of June 4, 2002 has been computed by aggregating (i) the number of shares that Nordion actually owns (taking into account 32,700 shares sold by Nordion in May 2002); and (ii) the number of shares into which Nordion could elect to convert the remaining outstanding Debt on the basis of the closing price of June 4, 2002 (i.e., 70% of $0.91 or $.6370). As a result of the foregoing, the number of shares beneficially owned by Nordion increased by 122,111 shares since May 8, 2002, the calculation date for 13D Amendment 20. Pursuant to publicly available information 10,496,837 shares of Food Technology Service, Inc. were issued and outstanding on June 4, 2002.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         See Item 4.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         By Letter Agreement dated November 26, 2001, MDS Nordion extended its waiver of the right of conversion of interest accruing on outstanding FTSI indebtedness, to January 1, 2003.

Item 7.  MATERIALS TO BE FILED AS EXHIBITS

         N/A


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                                   SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief the undersigned certify that the information set forth in this statement is true and correct.


Dated:  June 6, 2002


                                             MDS NORDION, a division of
                                             MDS (Canada) Inc.,


                                             By:  /s/  David Nicholds
                                                -------------------------------
                                                Name:  David Nicholds
                                                Title: Vice President, General
                                                       Counsel & Corporate
                                                       Secretary


                                             MDS INC.,


                                             By:  /s/  Peter Brent
                                                -------------------------------
                                                Name:  Peter E. Brent
                                                Title: Senior Vice President &
                                                       General Counsel


                                             LABORATOIRES MDS QUEBEC LTEE.


                                             By:  /s/  Peter Brent
                                                -------------------------------
                                                Name:  Peter E. Brent
                                                Title: Vice President &
                                                       Corporate Secretary